UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

CBL & Associates Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

124830 878

(CUSIP Number)

David Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,243,989
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 3,243,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,243,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,243,989
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 3,243,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,243,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON SVP Capital Solutions LLC (fka SVP Dislocation LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 583,381
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 583,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Capital Solutions Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 409,305
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 409,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Capital Solutions Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 138,796
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 138,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Sullivan Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 48,615
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 48,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON SVP Special Situations III-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 128,770
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 128,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 128,770
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 128,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Special Situations Offshore Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 753,111
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 753,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Special Situations Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 296,095
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 296,095
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON SVP Special Situations IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,049,206
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 1,049,206
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Special Situations Offshore Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 848,997
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 848,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Special Situations Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 490,906
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 490,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON SVP Special Situations V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,353,238
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 1,353,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON Strategic Value Excelsior Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 129,394
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 129,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 124830 878

1	NAME OF REPORTING PERSON SVP Excelsior Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 129,394
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH:	10	SHARED DISPOSITIVE POWER 129,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 124830 878

Item 1.	Security and Issuer:

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). According to the Issuer, the address of its principal executive office is 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421-6000.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background:

(a)	This Schedule 13D is being filed by and on behalf of the following persons (collectively, the “Reporting Persons”):

Strategic Value Partners, LLC (“Strategic Value Partners”)

Victor Khosla (“Mr. Khosla”)

SVP Capital Solutions LLC (fka SVP Dislocation LLC) (“SVP Capital Solutions”)

Strategic Value Capital Solutions Offshore Fund, L.P. (“Capital Solutions Offshore Fund”)

Strategic Value Capital Solutions Fund, L.P. (“Capital Solutions Fund”)

Strategic Value Sullivan Offshore Fund, L.P. (“Sullivan Offshore Fund”)

Strategic Value Opportunities Fund, L.P. (“Opportunities Fund”)

SVP Special Situations III-A LLC (“Special Situations III-A”)

Strategic Value Special Situations Offshore Fund IV, L.P. (“Special Situations Offshore Fund IV”)

Strategic Value Special Situations Fund IV, L.P. (“Special Situations Fund IV”)

SVP Special Situations IV LLC (“SVP Special Situations IV”)

Strategic Value Special Situations Offshore Fund V, L.P. (“Special Situations Offshore Fund V”)

Strategic Value Special Situations Fund V, L.P. (“Special Situations Fund V”)

SVP Special Situations V LLC (“SVP Special Situations V”)

Strategic Value Excelsior Fund, L.P. (“Excelsior Fund”)

SVP Excelsior Management LLC (“SVP Excelsior”)

The Reporting Persons are making this single, joint filing because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), however this filing shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

The securities reported herein as beneficially owned by Strategic Value Partners are directly held by Capital Solutions Offshore Fund, Capital Solutions Fund, Sullivan Offshore Fund (Series 1), Excelsior Fund, Opportunities Fund, Special Situations Offshore Fund IV, Special Situations Fund IV, Special Situations Offshore Fund V, Special Situations Fund V and Sullivan Offshore Fund (Series 2). Strategic Value Partners beneficially owns shares beneficially owned by SVP Capital Solutions, Special Situations III-A, SVP Excelsior, SVP Special Situations IV, SVP Special Situations V as managing member of each such investment manager entity. Strategic Value Partners is indirectly majority owned and controlled by Mr. Khosla.

Mr. Khosla is the Chief Investment Officer of Strategic Value Partners and is also the indirect majority owner and control person of Strategic Value Partners. As such, he may be deemed to control the voting and dispositive decisions with respect to the shares of Common Stock made by Strategic Value Partners, Capital Solutions Offshore Fund, Capital Solutions Fund, Sullivan Offshore Fund (Series 1), Excelsior Fund, Opportunities Fund, Special Situations Offshore Fund IV, Special Situations Fund IV, Special Situations Offshore Fund V, Special Situations Fund V and Sullivan Offshore Fund (Series 2) and may therefore be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Khosla that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his indirect pecuniary interest in Strategic Value Partners, Capital Solutions Offshore Fund, Capital Solutions Fund, Sullivan Offshore Fund (Series 1), Excelsior Fund, Opportunities Fund, Special Situations Offshore Fund IV, Special Situations Fund IV, Special Situations Offshore Fund V, Special Situations Fund V and Sullivan Offshore Fund (Series 2), if any.

The securities reported herein as beneficially owned by SVP Capital Solutions are directly held by Capital Solutions Offshore Fund, Capital Solutions Fund and Sullivan Offshore Fund (Series 1). SVP Capital Solutions is the investment manager of, and exercises investment discretion over, Capital Solutions Offshore Fund, Capital Solutions Fund and Sullivan Offshore Fund (Series 1). SVP Capital Solutions is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by Special Situations III-A are directly held by Opportunities Fund. Special Situations III-A is the investment manager of, and exercises investment discretion over, Opportunities Fund. Strategic Value Partners is the managing member of Special Situations III-A. Special Situations III-A is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by SVP Excelsior are directly held by Excelsior Fund. SVP Excelsior is the investment manager of, and exercises investment discretion over Excelsior Fund. Strategic Value Partners is the managing member of SVP Excelsior. SVP Excelsior is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by SVP Special Situations IV are directly held by Special Situations Offshore Fund IV and Special Situations Fund IV. SVP Special Situations IV is the investment manager of, and exercises investment discretion over each Special Situations Offshore Fund IV and Special Situations Fund IV. Strategic Value Partners is the managing member of SVP Special Situations IV. SVP Special Situations IV is indirectly majority owned and controlled by Mr. Khosla.

The securities reported herein as beneficially owned by SVP Special Situations V are directly held by Special Situations Offshore Fund V, Special Situations Fund V and Sullivan Offshore Fund (Series 2). SVP Special Situations V is the investment manager of, and exercises investment discretion over each Special Situations Offshore Fund V, Special Situations Fund V and Sullivan Offshore Fund (Series 2). Strategic Value Partners is the managing member of SVP Special Situations V. SVP Special Situations V is indirectly majority owned and controlled by Mr. Khosla.

Capital Solutions Offshore Fund, Capital Solutions Fund, Sullivan Offshore Fund (Series 1), Excelsior Fund, Opportunities Fund, Special Situations Offshore Fund IV, Special Situations Fund IV, Special Situations Offshore Fund V, Special Situations Fund V and Sullivan Offshore Fund (Series 2) are referred to collectively as the “Funds” in this Schedule 13D.

(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.

(c) Each of the Reporting Persons is engaged in the business of investing. Mr. Khosla is Chief Investment Officer of Strategic Value Partners.

(d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The state of organization for each of the Reporting Persons other than Mr. Khosla is Delaware. Mr. Khosla is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration:

On November 1, 2021, the Third Amended Joint Chapter 11 Plan (the “Plan”) of CBL & Associates Properties, Inc., a Delaware corporation (the “Company”) and its Affiliated Debtors (with Technical Modifications), became effective. Upon effectiveness of the Plan, (a) each Consenting Crossholder received its pro rata share of the Consenting Crossholder Recovery Pool (each as defined in the Plan), including a percentage of shares of the reorganized Company’s common stock, $0.001 par value per share (the “Common Stock”), and (b) each holder of Senior Unsecured Notes, including the Funds, received its pro rata share of the Unsecured Claims Recovery Pool (each as defined in the Plan), including a percentage of the Common Stock. The Funds acquired additional shares of Common Stock in open market purchases, using approximately $60,102,528.16 (including brokerage commissions) in the aggregate to purchase such additional shares.

The source of funds for the shares of Common Stock which were acquired pursuant to open market purchases was the working capital, or funds available for investment, of the Funds.

Item 4.	Purpose of Transaction:

The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons believe that there are operational and strategic opportunities to maximize stockholder value at the Issuer, and may engage in discussions with the Issuer’s management and Board of Directors (the “Board”), or others (including other stockholders), regarding these or other matters related to the Issuer. Accordingly, the Reporting Persons have determined to file this Schedule 13D. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the Issuer’s operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and potential business combinations, dispositions and strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties). The Reporting Persons may communicate with the Issuer’s management and Board, or others (including other stockholders), regarding a broad range of operational and strategic matters relating to the Issuer and the Reporting Persons’ investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, any action referenced above, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or other derivative transactions with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) The information requested by these subsections is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D. All percentages set forth herein are based on 31,814,178 shares of Common Stock of the Issuer outstanding as of August 10, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 15, 2022.

(c)  Except as set forth above, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this statement.

(d) Except as described in this statement, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Person and any other person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 1, 2022

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

/s/ Victor Khosla
Victor Khosla

SVP CAPITAL SOLUTIONS LLC (FKA SVP DISLOCATION LLC)

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE CAPITAL SOLUTIONS OFFSHORE FUND, L.P.

By:	SVP Capital Solutions LLC (fka SVP Dislocation LLC) , its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE CAPITAL SOLUTIONS FUND, L.P.

By:	SVP Capital Solutions LLC (fka SVP Dislocation LLC) , its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

[Signature Pages to Schedule 13D for CBL & Associates Properties, Inc.]

STRATEGIC VALUE SULLIVAN OFFSHORE FUND, L.P.

By:	SVP Capital Solutions LLC (fka SVP Dislocation LLC) , its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE OPPORTUNITIES FUND, L.P.

By:	SVP Special Situations III-A LLC, its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS OFFSHORE FUND IV, L.P.

By:	SVP Special Situations IV LLC, its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

[Signature Pages to Schedule 13D for CBL & Associates Properties, Inc.]

STRATEGIC VALUE SPECIAL SITUATIONS FUND IV, L.P.

By:	SVP Special Situations IV LLC, its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS IV LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS OFFSHORE FUND V, L.P.

By:	SVP Special Situations V LLC, its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE SPECIAL SITUATIONS FUND V, L.P.

By:	SVP Special Situations V LLC, its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP SPECIAL SITUATIONS V LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

STRATEGIC VALUE EXCELSIOR FUND, L.P.

By:	SVP Excelsior Management LLC, its investment manager

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

SVP EXCELSIOR MANAGEMENT LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Chief Financial Officer

[Signature Pages to Schedule 13D for CBL & Associates Properties, Inc.]